

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

James F. McCabe, Jr.
Chief Financial Officer
Triumph Group Inc.
555 E Lancaster Avenue, Suite 400
Radnor, Pennsylvania 19087

      Re: Triumph Group Inc.
            Form 10-K for Fiscal Year Ended March, 31, 2023
            File No. 001-12235

Dear James F. McCabe, Jr.:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing